

August 21, 2013

Via E-mail
Dr. Rajesh C. Shrotriya, M.D.
Chief Executive Officer and President
Spectrum Pharmaceuticals, Inc.
11500 South Eastern Ave., Suite 240
Henderson, NV 89052

**Re: Spectrum Pharmaceuticals, Inc.
                 Form 10-K for the Fiscal Year Ended December 31, 2012
                 Filed February 28, 2013
                 File No. 001-35006**

Dear Dr. Shrotriya:

        We have reviewed your July 23, 2013 response to our June 24, 2013 letter and have the following comment.

        Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

        After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
Note 3. Acquisitions
Allos Acquisition, page F-21

1. We acknowledge your response to comment 4. It appears from your disclosure on pages F-14 and F-22 that you do not currently amortize the in-process research and development (IPR&D) intangible asset associated with the FOLOTYN distribution rights. Please confirm whether this observation is true and, if so, please address the following additional comments and reference for us where appropriate the authoritative literature you relied upon to support your accounting:

    *   Please tell us why it is appropriate to classify the intangible assets as IPR&D at acquisition of Allos when it appears that the FDA granted conditional approval for FOLOTYN in September 2009.

- Please tell us why you do not amortize the FOLOTYN US intangible asset upon acquisition when you generated $20.8 million of net revenues from the sale of FOLOTYN in 2012 since your acquisition of Allos as disclosed on page F-25.
- Please tell us why you reflect the FOLOTYN IPR&D intangible asset as a composite asset that included the patents, licenses and trademarks necessary to market and sell FOLOTYN in the US as indicated in the third paragraph of your response.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant